Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SPI Energy Co., Ltd:

We consent to the incorporation by reference in the registration statement (No. 333-147246) on Form S-8 and its Post-Effective Amendment No. 1 of SPI Energy Co., Ltd. (as successor in interest to Solar Power, Inc.) and the registration statement (No. 333-203917) on Form S-8 and its Post-Effective Amendment No. 1 of SPI Energy Co., Ltd. (as successor in interest to Solar Power, Inc.), of our report dated October 27, 2017, with respect to the consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for the year ended December 31 2016 (collectively, the “consolidated financial statements”) of SPI Energy Co., Ltd. and subsidiaries (collectively, the “Group”), before the effects of the adjustments to retrospectively apply the change in presentation of the consolidated statements of cash flows described in Note 3(cc), the adjustments to retrospectively apply the change in accounting and presentation of discontinued operations described in Note 4, and the adjustments to retrospectively reflect the reverse stock splits to all share and net loss per share information as described in Note 22(a), which report appears in the December 31, 2018 annual report on Form 20-F of SPI Energy Co., Ltd.

Our report dated October 27, 2017 contains an explanatory paragraph that states the Group has suffered recurring losses from operations and has a working capital deficit and a net capital deficit as of December 31, 2016. In addition, the Group has defaulted repayment of substantial amounts of debts and borrowings.  These factors raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG Huazhen LLP

Shanghai, China

April 30, 2019